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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12b-25

                        Commission File Number 000-31471

                           NOTIFICATION OF LATE FILING

     [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q [ ] Form N-SAR

                    For the Period Ended September 30, 2001.

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                For the Transition Period Ended ________________

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

                        PART I - REGISTRANT INFORMATION

Full Name of Registrant:  OmniSky Corporation

Address of principal executive office (Street and number): One Market Street, Steuart Tower, Suite 600

City, state and zip code:  San Francisco, California  94105

                        PART II - RULE 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the
following should be completed.   (Check box if appropriate.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         As described in the report on Form 8-K filed on November 15, 2001, the registrant is in the process of considering a number of strategic options, including, among others, a reorganization, sale or other form of restructuring under the federal bankruptcy code. The registrant's personnel have devoted significant efforts to evaluating these options. As a result, the registrant has not had adequate resources available to prepare the quarterly financial statements and textual disclosure required by Form 10-Q. The registrant is therefore unable to complete the preparation of the Form 10-Q for the quarter ended September 30, 2001 and file it in a timely manner without unreasonable effort or expense. The registrant, at this time, is uncertain as to whether it will be able to file the Form 10-Q for the quarter ended September 30, 2001 within the 5-day extension period permitted under Rule 12b-25(b).


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                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                                Michael Malesardi
                             Chief Financial Officer
                               OmniSky Corporation
                            Telephone: (415) 764-3515

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Depending upon the strategic alternative undertaken by the registrant, the registrant could experience significant changes in its results of operations from the prior fiscal year. Because the registrant has not yet determined which strategic alternative to undertake, the registrant is unable at this time to quantify the anticipated change in its results of operations from the prior fiscal year.

OmniSky Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


    Date:  November 15, 2001       By:      /s/ Patrick S. McVeigh
                                        ----------------------------------------
                                            Patrick S. McVeigh
                                            Chairman and Chief Executive Officer